Exhibit 2.1.1

FIRST AMENDMENT TO ASSET PURCHASE AND SALE AGREEMENT

This FIRST AMENDMENT TO ASSET PURCHASE AND SALE AGREEMENT (this “First Amendment”) is made and entered into as of June 6, 2019, by and among Commcare Pharmacy – FTL, LLC, a Florida limited liability company (“Commcare”), Acro Pharmaceutical Services, LLC, a Pennsylvania limited liability company (“Acro” and together with Commcare, “Seller”), NS3 Health, LLC, a Florida limited liability company (“Equity Holder”), Premier, Inc., a Delaware corporation (“Premier”), and ProCare Pharmacy, L.L.C., a Rhode Island limited liability company (“Buyer”).

R E C I T A L S

A.    The parties hereto are parties to that certain Asset Purchase and Sale Agreement, dated as of May 6, 2019 (the “Purchase Agreement”), pursuant to which Seller has agreed to sell, and Buyer has agreed to buy certain assets relating to the specialty pharmacy businesses located at (i) 855 SW 78th Avenue, Plantation, FL (the “Plantation Pharmacy”), (ii) 313 Henderson Drive, Sharon Hill, PA (the “Sharon Hill Pharmacy”), and (iii) 7891 Stage Hills Boulevard, Suite 111, Memphis, TN (the “Memphis Pharmacy”).

B.    Section 19(l) of the Purchase Agreement provides, in part, that the Purchase Agreement may be amended by an agreement in writing signed by all parties thereto. In accordance with Section 19(l) of the Purchase Agreement, the parties desire to amend certain terms of the Purchase Agreement pursuant to the terms set forth herein.

NOW THEREFORE, the parties hereto hereby agree as follows:

1.	Amendments.

(a)    The phrase “and solely for purposes of Section 9, and Section 13” in the introduction to the Purchase Agreement shall be replaced with the following “and solely for purposes of Section 9, Section 13, and Schedule 4(h)”.

(b)    Section 1(a)(ii) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“(ii) Prescription Files. All prescription files, records related to drug acquisition and disposition, inventory records held by and inventory and dispensing data utilized, maintained and/or generated with respect to such prescription files and records by Seller in the course of operating the Business (hereinafter, collectively, “Seller’s Rx Data”) ~~from the Date of Inventory (as hereinafter defined) and going back no less than the greater of (i) the period of time required by federal and state Law (as hereinafter defined) and (ii) two (2) years (the “Required Time Period”)~~ as set forth on Schedule 1(a)(ii). Seller’s Rx Data shall include all hard copy prescriptions, signature logs, patient profiles, patient refill histories, patient lists, and patient data and information derived from patient loyalty, credit, and similar programs (“Hard Copy Rx Data”), and all electronic data of the same maintained in any format by Seller. ~~If Seller has not operated the Business for the Required Time Period prior to the Date of Inventory, the Required Time Period shall~~

~~be such shorter period as Seller has operated the Business.~~ All Hard Copy Rx Data and Seller’s Rx Data held in the CareTend Pharmacy System shall be transferred to Buyer at or before Closing. The Parties acknowledge and agree that the transfer of the Seller’s Rx Data located in the CPR+ system, RxVector system, and Rx30 system may not be completed on the date of Closing. Seller shall use commercially reasonable efforts to transfer all of Seller’s Rx Data to Buyer as of the date of Closing, and in no event shall the transfer occur more than forty-five (45) days following the date of Closing.”

(c)    The first sentence of Section 1(c) of the Purchase Agreement is amended by inserting the following as a new subsection (xi) at the end thereof: “and (xi) the controlled substances located at, or in transit to, the Pharmacies.”

(d)    The second sentence of Section 1(d) of the Purchase Agreement is amended and restated in its entirety as follows:

“Subject to the Holdback Amount (as hereinafter defined) and any other adjustments set forth in this Agreement, including without limitation the adjustments set forth in Section 4(b) and Schedule 4(h), the aggregate amount to be paid by Buyer to Seller with respect to the Assets shall equal (i) Twenty Two Million Two Hundred and Fifty Thousand and 00/100 Dollars ($22,250,000) ~~Twenty-Two Million Five Hundred Thousand and 00/100 Dollars ($22,500,000.00)~~ (the “Closing Payment”), plus (ii) the amount of the Inventory Payment (collectively, the “Purchase Price”).”

(e)    The seventh sentence of Section 2(d) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“In addition, Seller shall arrange to have the websites used in connection with the Pharmacies that are included in the Transferred Intellectual Property (the “Transferred Websites”) and social media accounts used in connection with the Pharmacies that are included in Transferred Intellectual Property (the “Transferred Social Media Accounts,” collectively with the Transferred Websites referred to as “Transferred Websites and Social Media Accounts”) prepared, effective as of the Closing, to post a message notifying the public of the transfer of the prescription files to Buyer from Seller as described herein and providing contact information for Buyer and its pharmacies and/or a link to Buyer’s websites as set forth in a written notice by Buyer to Seller.”

(f)    Section 2(f) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“DSCSA. Seller and Equity Holder agree to provide or to cause to be provided to Buyer on or prior to Closing, or as soon as practicable after Closing, (a) ~~all~~ product tracing information that is required in connection with requirements under the Drug Supply Chain Security Act (“DSCSA”) for the prescription merchandise to be purchased by Buyer under Section 1(a)(i) hereof that was obtained by Seller from McKesson

Corporation, its Affiliates or its systems (collectively, “McKesson”), including, without limitation, transaction histories, transaction statements, and transaction information, for such merchandise (collectively, the “McKesson DSCSA Records”), and (b) invoices from June 2016 through the Closing with respect to the prescription merchandise to be purchased by Buyer under Section 1(a)(i) hereof that was acquired by Seller directly from the manufacturers of such prescription merchandise (such direct manufacturers, collectively, the “Direct Manufacturers,” and such records, collectively, the “Direct Manufacturer DSCSA Records”). For a period of three years after the Closing, upon the prior written request of Buyer, Seller and Equity Holder shall use commercially reasonable efforts to provide or to cause to be provided to Buyer product tracing information that are required by Buyer in connection with requirements under the DSCSA for the prescription merchandise purchased by Buyer under Section 1(a)(i) hereof, including, without limitation, transaction histories, transaction statements, and transaction information, for any such merchandise determined to be acquired through sources other than McKesson or Direct Manufacturers (collectively, the “Additional DSCSA Records,” and together with the McKesson DSCSA Records and the Direct Manufacturer DSCSA Records, the “DSCSA Records”). ~~At no additional cost to Buyer, Seller shall cooperate and assist Buyer, at least thirty (30) days prior to the Date of Inventory, in Buyer’s efforts to effect a transfer of the DSCSA Records.~~ Such cooperation shall include Seller taking such acts as may be necessary, including, without limitation, executing a release or authorization for the benefit of any third parties that are maintaining any DSCSA Records on behalf of Seller, as may be necessary to facilitate the transfer of all DSCSA Records to Buyer. The terms and provisions of this Section 2(f) shall survive the Closing.”

(g)    Section 2(g)(4) of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(4)    [Intentionally Omitted];”

(h)    The last sentence of Section 2(h) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“Notwithstanding the foregoing, Seller and its Affiliates shall have the right, from and after the Closing, to continue to use Seller’s Rx Data that has been de-identified in compliance with the HIPAA Rules solely for non-specialty pharmacy data analytics purposes and/or to the extent necessary to fulfill Seller’s obligations under agreements with third parties (including specialty pharmacy data analytics solely for purposes of fulfilling Seller’s final obligations under manufacturer agreements).”

(i)    The last sentence of Section 2(i) of the Purchase Agreement is amended and restated in its entirety as follows:

“In addition, the Parties acknowledge that the Buyer will not take possession of any controlled substances that are included in the Inventory, and the Inventory Payment shall not include the value of the controlled substances. Seller shall maintain possession of all controlled substance inventory at the Pharmacies. In consideration of Seller’s disposal of the controlled substances inventory at the Pharmacies in compliance with DEA regulations and other applicable Laws, Buyer shall pay Seller a disposal fee equal to the value of the controlled substances, not to exceed Sixteen Thousand Dollars ($16,000) (the “Controlled Substances Disposal Fee”). The Controlled Substances Disposal Fee shall be added to the Inventory Payment.”

(j)    Section 2(j) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“Acro and Commcare Marks. Seller shall, as it relates to the service mark “ACRO PHARMACEUTICAL SERVICES” (PTO Serial Number 88064446, filed with the PTO on August 3, 2018) (the “Acro Mark”) and the service mark “COMMCARE SPECIALTY PHARMACY” (PTO Serial Number 88064495, filed with the PTO on August 3, 2018) (the “Commcare Mark”), (A) promptly notify Buyer if any opposition or request for extension is filed with the PTO relating to the Acro Mark and the Commcare Mark, and (B) use commercially reasonable efforts to prosecute the Acro Mark and the Commcare Mark until the PTO issues a registration certificate relating thereto (the “~~Acro~~ Registration Certificates”).”

(k)    The following new Section 2(k) is added to the Purchase Agreement:

“(k) Termination of Transferred Social Media Accounts. Prior to Closing, Seller shall take all reasonably necessary steps and complete all reasonably necessary paperwork to have all Transferred Social Media Accounts terminated by LinkedIn and Facebook as soon as practicable after the Closing. In the event that the Transferred Social Media Accounts are not terminated by Closing, Seller further convents to provide Buyer with reasonable assistance post-Closing as reasonably necessary to terminate the Transferred Social Media Accounts post-Closing.”

(l)    The following new Section 2(l) is added to the Purchase Agreement:

“(l) Automatic Replies and Information. During the sixty (60) day period following the Closing, Seller shall cause an automatic reply to be sent from the e-mail of each former Seller employee that becomes a Buyer employee in connection with the transactions contemplated hereby (“Transitioned Employees”), which automatic reply shall indicate that such Transitioned Employee is now an employee of Buyer and shall include Buyer e-mail and telephone contact information for such Transitioned Employee as mutually agreed by the parties. Promptly after a Seller sales representative becomes a Transitioned Employee, Seller shall provide to Buyer a roster (including assigned customer and contact information) and a “visit” log (excluding any notes) with respect to such former Seller sales representative.”

(m)    The following new Section 2(m) is added to the Purchase Agreement:

“(m) Business Associate Agreement. Following the Closing, in the event (i) Buyer is required pursuant to Section 10(b) of this Agreement to provide to Seller any Seller’s Rx Data that constitutes Protected Health Information (“Protected Data”), or (ii) Seller otherwise requests access to Protected Data and Buyer agrees to provide such Protected Data to Seller, and under each of the foregoing (i) and (ii) Buyer and Seller mutually agree that a Business Associate Agreement is required under the HIPAA Rules, Buyer and Seller agree to negotiate in good faith a Business Associate Agreement covering the use and disclosure of such Protected Data.”

(n)    Section 4(e) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“Closing. The closing of the purchase and sale of the Assets from the Seller to Buyer and the assumption by Buyer of the Assumed Liabilities (if any) (hereinafter, a “Closing”) shall take place by facsimile or .pdf transmission of documents including counterpart signature pages by 9:00 am EST on the Date of Inventory and prior to completion of the physical inventory at the Pharmacies ~~upon completion of the physical inventory at the Pharmacies on the Date of Inventory~~, subject to the satisfaction or waiver of the conditions precedent to Buyer’s obligation and Sellers’ obligation to close set forth in this Agreement, including, without limitation, in Section 7 and Section 8. Possession and control of the applicable Assets with the exception of the Inventory, and the risk of loss or damage to the applicable Assets with the exception of the Inventory, and responsibility for the Assumed Liabilities (if any), shall be transferred to Buyer upon Closing. Possession and control of the Inventory and risk of loss or damage to the Inventory shall be transferred upon the completion of the physical inventory, which will occur after the Closing, but not later than the end of the day of the Date of Inventory. Concurrently with the Closing, Buyer shall pay to Seller an amount equal to the Closing Payment less the Holdback Amount, Seller’s portion of the fee due to the Escrow Agent, and any amounts paid directly to Seller’s secured creditors, by wire transfer to Seller’s account in immediately available funds. No later than three (3) Business Days following the Date of Inventory (the “Date of First Payment”), Buyer shall pay to Seller an amount equal to the Inventory Payment with respect to the First Inventory determined on the Date of Inventory, by wire transfer to Seller’s account in immediately available funds. No later than three (3) Business Days following the Date of True-Up Inventory (the “Date of True-Up Payment”), Buyer shall pay to Seller an amount equal to the Inventory Payment with respect to the Second Inventory determined on the Date of True-Up Inventory. Buyer and Seller agree to execute and deliver (i) prior to the Date of First Payment (but to be dated as of the Date of First Payment), a closing statement with respect to the Inventory Payment for the First Inventory and (ii) prior to the Date of True-Up Payment (but to be dated as of the Date of True-Up Payment, a closing statement with respect to the Second Inventory. By execution of this Agreement, Seller agrees to the manner and form of payment described in this paragraph and that Buyer, upon making said payment in said manner and form, shall conclusively be deemed to have fulfilled its payment obligations hereunder.”

(o)    Section 4(h) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“(h) Additional Covenants. Buyer, Seller, ~~and~~ Equity Holder, and Premier shall comply with the provisions set forth in this Agreement (as amended from time to time), including Schedule 4(h) and the other schedules hereto (as amended from time to time).”

(p)    Section 5(s) of the Purchase Agreement is amended and restated in its entirety as follows (with additions reflected in bold and underlined and deletions reflected in bold and stricken):

“Intellectual Property. Schedule 5(s) sets forth all registered patents, trademarks, domain names, and copyrights (and all applications related thereto) included in the Transferred Intellectual Property which is related to or used in the conduct of the Business. Seller owns or possesses all right, title and interest in and to each item of Transferred Intellectual Property set forth on Schedule 5(s). Upon consummation of the Closing, Buyer shall own or possess sufficient rights to use each item of Transferred Intellectual Property, free and clear of any Liens, with the exception of the Transferred Websites, which shall be transferred to the Buyer on the date that is ninety (90) days following the Closing. The rights of Seller in such Transferred Intellectual Property are valid, effective and enforceable and, to the Knowledge of Seller, upon consummation of the Closing, the rights of Buyer in such Transferred Intellectual Property will be valid, effective and enforceable. Any and all renewal and maintenance fees, annuities or other fees payable to any person to maintain the registered Transferred Intellectual Property as active and due prior to the Closing have been paid in full. Seller has not received notice that the operation of the Business, as conducted by Seller, infringes the intellectual property rights of any person with respect to the Transferred Intellectual Property. No action by any person or entity contesting the validity, enforceability, use, registration or ownership of any Transferred Intellectual Property is pending or, to the Knowledge of Seller, is threatened. Except as set forth on Schedule 5(s), to the Knowledge of Seller, no person or entity is violating, misappropriating or infringing any Transferred Intellectual Property.”

(q)    Section 7(c)(xi) of the Purchase Agreement is amended and restated in its entirety as follows:

“Seller shall have provided to Buyer the following with respect to the Transferred Intellectual Property as of the Date of Inventory: (1) an intellectual property assignment agreement in the form attached hereto as Exhibit D, duly executed by Seller and Equity Holder, ~~(2) all codes with respect to the domain name(s) transferred to Buyer pursuant to the foregoing assignment of domain name(s)~~, ~~(3)~~ (2) original certificates or certified copies of the originals issued by the PTO with respect to marks that are Transferred Intellectual Property, ~~and (4)~~ (3) the ~~Acro~~ Registration Certificates (to the extent available pre-Closing, otherwise, to be delivered when available post-Closing); and (4) reasonably necessary paperwork to have the Transferred Social Media Accounts terminated. All Transferred Websites and codes with respect to the Transferred Websites shall be transferred to the Buyer within ninety (90) days following the Closing; and”

(r)    The following is added to the Purchase Agreement as a new Section 7(c)(xiii): “(xiii) Prior to the Date of Inventory, a Transition Services Agreement and, as applicable, a Business Associate Agreement for the access of PHI in relation to the services provided pursuant to such Transition Services Agreement, each executed by Seller and Equity Holder in a form satisfactory to the Buyer.”

(s)    The following is added to the Purchase Agreement as a new Section 8(b)(viii): “(viii) Prior to the Date of Inventory, a Transition Services Agreement and, as applicable, a Business Associate Agreement for the access of PHI in relation to the services provided pursuant to such Transition Services Agreement, each executed by Buyer in a form satisfactory to the Seller.”

(t)    Section 7(d) of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(d)    [Intentionally Omitted.]”

(u)    Section 9(a)(ii) of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“(ii)  hire, engage, employ or interfere with the employment of, or attempt to hire, engage, employ or interfere with the employment of, either directly or indirectly, the Identified Employees or any other employees of Buyer or any Affiliates of Buyer engaged in the Specialty Pharmacy Business in the Specialty Restricted Territory, or induce or attempt to induce, either directly or indirectly, any of them to leave the employ of Buyer or any Affiliate, or violate the terms of his or her contract with Buyer or any Affiliate; provided, that (A) nothing in this Section 9(a)(ii) shall prevent any person or entity from making a general solicitation which is not directed specifically to any of the employees of Buyer or any Affiliates of Buyer engaged in the Specialty Pharmacy Business in the Specialty Restricted Territory), and (B) the continued employment of a Breaching Identified Individual by Seller or their Affiliates until July 31, 2019 shall not be a violation of this Section 9(a)(ii) and (C) the continued employment of an Identified Individual that has accepted Buyer’s (or an Affiliate of Buyer’s) Offer Package, but has not yet successfully completed Buyer’s (or such Affiliate’s) standard hiring processes (including, without limitation, passing Buyer’s (or such Affiliate’s) background checks and drug screenings) by Seller or their Affiliates until July 31, 2019 shall not be a violation of this Section 9(a)(ii); or”

2.	Capitalized Terms. Except as defined herein, all capitalized terms shall have the meanings assigned to such terms in the Purchase Agreement.

3.

Integration. This First Amendment and the recitals, exhibits, schedules and certificates referred to herein or delivered pursuant hereto shall constitute and shall be interpreted as a written modification to the Purchase Agreement and the recitals, exhibits, schedules and certificates referred to therein or delivered pursuant thereto upon the execution by the each of the parties in accordance with Section 19(l) of the Purchase Agreement. In the event of a conflict between the terms of the Purchase Agreement or the recitals, exhibits, schedules or certificates referred to therein or delivered pursuant thereto and this First Amendment or the recitals, exhibits, schedules or certificates referred to herein or delivered pursuant hereto with respect to the subject matter hereof, the terms of this First Amendment and the recitals, exhibits, schedules and certificates referred to herein or delivered pursuant hereto shall control. Except as otherwise expressly set forth in this First Amendment and the recitals, exhibits, schedules and certificates referred to herein or delivered pursuant hereto, all terms, conditions, representations, warranties, obligations and restrictions set forth in the Purchase Agreement and the recitals, exhibits, schedules and certificates referred to therein or delivered pursuant thereto shall remain in full force and effect between the parties.

4.	Counterparts. This First Amendment may be executed in two or more counterparts. Each counterpart shall be deemed an original for purposes of establishing proof of this Amendment.

[Remainder of this page left intentionally blank. Signature page to follow.]

THEREFORE, the parties hereto have executed, or caused this First Amendment to Asset Purchase Agreement to be executed by their duly authorized representatives, as of the date first written above.

SELLER:

Commcare Pharmacy – FTL, LLC a Florida limited liability company

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

Acro Pharmaceutical Services, LLC a Pennsylvania limited liability company

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

EQUITY HOLDER:

NS3 Health, LLC a Florida limited liability company

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

PREMIER:

Premier, Inc., a Delaware corporation

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

First Amendment to Asset Purchase and Sale Agreement

BUYER:

ProCare Pharmacy, L.L.C., a Rhode Island limited liability company

By:	/s/ Syed A. Husain
Name:	Syed A. Husain
Title:	Vice President

First Amendment to Asset Purchase and Sale Agreement